An Artificially Intelligent Equity Index with IBM Watson™ ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-223208 July 2, 2020

1 An Artificially Intelligent Equity Index The AI Powered US Equity Indexes are the rst and only rules-based equity strategies to use IBM Watson to turn data into investment insight. By working around the clock to keep up with the increasing volume of data created every day, the AI Powered US Equity Index 5 (“AiPEX5”) uses the power of Artificial Intelligence (“AI”) to continually improve processes, in an effort to build an informational advantage as markets evolve and as new information becomes available. AiPEX5 seeks to identify companies whose stock prices are poised for potential growth through an objective selection process that is like a fundamental approach, only thousands of times faster and broader in scope.

AI Powered US Equity Index 5 2 The Future of Investing For investors seeking to grow their wealth by investing in equities, the birth of Big Data represents an unprecedented opportunity. Each new piece of data represents a new possible insight on a company or the markets that can lead to better investment decisions. However, the sheer amount of data now available to investors is staggering, and the gap between what is available and what humans can take in and analyze is wide and will only continue to grow. By some measures, 90% of the data that exists today has been created in just the past two years, and data continues to explode at an exponential pace.* Much of this data is non-traditional; newer data such as social media posts, satellite imagery, and website traffic patterns must be analyzed and organized to be useful.* Recent advances in machine learning and cloud computing enable AI systems to analyze and continuously learn from the vast amount of data being generated each day.* Successful investment strategies of the future must keep up with the growing amount of data being generated each day. IBM w f inf contained in s is by in, and should not be

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AI Powered Equity Investing

The AI professionals at EquBot developed AiPEX5 to not only keep up, but also to thrive in an increasingly complex world of data by using AI techniques including Natural Language Processing and Machine Learning.



AiPEX5 is a new kind of equity strategy utilizing IBM Watson's Artificial Intelligence. Watson enables AiPEX5 to understand the equity markets and to read and analyze millions of traditional (e.g. financial statements) and non-traditional (e.g. news articles) data sources each day. With Watson, AiPEX5 is able to build intuition, experience, and to continuously learn as headlines break and new information becomes available.

Applying what it has learned, AiPEX5 objectively evaluates and scores each of the 1,000 largest U.S. publicly traded companies in order to find those whose stock prices are poised for growth and rebalances its portfolio monthly by following a 3-step equity selection process.

AiPEX5 can identify and quantify relationships that are not readily apparent to humans. Rather than one analyst's opinion, AiPEX5 selects stocks based on the insights uncovered by an entire army of simulated research analysts and traders who are in complete coordination, allowing for information learned by one to be instantly known by all.

AI Powered US Equity Index 5 4 AiPEX5 3-Step Monthly Equity Selection Process: 1. Score 2. Select 3. Diversify Scores for the 1,000 largest U.S. companies are calculated based on: • Financial Health Score: evaluates a company’s fundamentals and key gures. • Management Score: assesses a company’s management strength and thought leadership. • News & Information Score: measures a company’s market sentiment, economic, and geopolitical risks. Approximately 250 companies with the highest combined Financial Health, Management, and News and Information Scores are selected for the portfolio. Companies are assigned portfolio weights, with the largest weights going to the companies with the highest combined scores (subject to diversification and market liquidity limits). e in ex metho ology, please see the Ai EX5 Inde Gui eline and he AI Po ered US Equity Bas Ind x Gu deline pu lished by Guidelines or ot erw se a ailab e from So active AG is not inc rpor ted y rrence in, and shoul not e

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Daily Risk Control Helps Provide Smoother Returns

AiPEX5

AiPEX5 reacts daily to changing market conditions, as rapid movement in the market, or volatility, can create greater potential risk.

AiPEX5 reduces the impact of short-term volatility in the equity markets through daily re-allocations between the equities selected by the AI algorithms and a cash component.

AiPEX5 seeks a 5% daily volatility target. If the volatility falls below the target, the allocation to selected equities is increased up to a maximum of 150%. If the volatility is greater than the target, allocations to the selected equities may be reduced. Allocations below 100% to selected companies will be reallocated to a cash component.

For more information on the index methodology, please see the AiPEX5 Index Guideline and the AI Powered US Equity Base Index Guideline published by Solactive AG. Information contained in these Index Guidelines or otherwise available from Solactive AG is not incorporated by reference in, and should not be considered a part of, this brochure.

AI Powered US Equity Index 5 6 AiPEX5 Performance: Simulated The AI Powered US Equity Index 5 would have provided growth through a variety of market environments due in part to a monthly equity selection process intended to adapt to market changes and mitigate potential risks. While real-time calculations did not begin until May 4, 2020, the graph below illustrates how AiPEX5 would have provided long-term positive returns with low volatility. 1,700 AI Powered US Equity Index 5 (ER) AiPEX5 S&P 500 Daily Risk Control 5% (ER) SPXT5UE 1,600 AiPEX5 1,500 SPXT5UE 1,400 1,300 1,200 1,100 1,000 900 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 AiPEX5 4.74% compound annual return SPXT5UE 4.04% compound annual return Key Statistics and Characteristics Bloomberg Ticker AiPEX5 AI Powered US Equity Index 5 (ER) S&P 500 Daily Risk Control 5% Index (ER) Index returns as of 6/30/2020 Asset Class Equity Geographical Focus United States 1 Y 0.04% 0.89% Launch Date May 4, 2020 3 Y 8.09% 11.62% Type of Return Excess Return 5 Y 18.90% 19.12% Index Sponsor EquBot, Inc. 10 Y 58.94% 48.61% Calculation Agent Solactive AG 10 Y Volatility 4.86% 5.03% Adjustment Factor1 0.85% per year wn h re, and a calc late and published by S lactive A , are net the 0.85% p. . Adjustment Factor ( ed dail . al ba k-tested performance of the Index f om une , 20 0 th ugh June 30, 020. See the risk factors

7 Growing Presence of Articial Intelligence heiP bt ve en that es are the rst of the r t the rst time invest ntrd AI. Technology simila i ic al AiPEX5 uses to gain market ady helping to improve our en if we don’t realize it. in ihts ly li s, I is helping the Mayo Clinic improve their br match patients with clinical trials.* AI is helping our armed forces and law enforcement professionals identify persons of interest with facial recognition.* day, and has transformed the communication industry * Please see IBM’s Website for more details.

AI Powered US Equity Index 5 8



Index Collaborators

IBM Watson is IBM's suite of enterprise Artificial Intelligence applications and APIs. IBM Watson represents a new era in computing, where systems understand the world the way humans do: through intuition, learning, and experience. IBM Watson continuously learns, gaining value and knowledge from interactions over time.

EquBot, Inc. ("EquBot"), a San Francisco based asset manager, is a member of the **IBM Global Entrepreneur Program** and developed AiPEX5 to provide investors access to the opportunities that AI can uncover. EquBot was co-founded by the former Director of Engineering at Intel, was the first manager to develop an AI based ETF, and currently manages several funds and separate accounts for institutional investors.

HSBC is one of the world's largest banking and financial services companies, an award winning provider of US Structured Products, and is the exclusive licensor of the AiPEX suite of indexes.

9 Key Termsand Denitions Articial Intelligence enables computers to do things normally requiring human intelligence, such as visual perception, speech recognition, interpretation of language, and decision-making Natural Language Processing is a branch of articial intelligence that reads, deciphers, understands, and makes sense of human languages Machine Learning is a subset of articial intelligence that gives computers the ability to learn without being explicitly programmed in order to identify patterns and make successful predictions Volatility is the range of price change a security experiences over a given period of time. If the price remains relatively stable, the security has low volatility and if the price moves erratically, the security has high volatility For more information on the AI Powered US Equity Index 5 (AiPEX5): Go to: aipex5.gbm.hsbc.com

AI Powered US Equity Index 5 10 ks As ocia e wi A o ed US Eq i y ( ) ce s t “ PE”) The strategy tra ked by iP X and the Ba e I d x and th B se In ex ar n t gua anteed t s ccee . nd th views i pl cit in AiPEX5 The Federal Rese ve Bank of Neor b ganpublish S F in A ril 20 8. Al houg the Federal Rese ve Bank of New ork has also egun publishing istori al indicativ SOFR going back o 1 , su historic l i dicati e da inhe en ly nv lv s ss mpti n estimates and approxim tions. Therefor , O R as li ited perfor ance his or , and an hypothetical back-tes ed pe formanc of Ai E 5 rior to A ril , 201 was al ul te u in the Federal Funds Rate lus a pr ad in la e f SOFR. The str te ies tracked by AiPEX5 an it unde lyi g i dex, the I ower d S qu ty ase Index (the “B se In e ), re not guaranteed to e uc essfu . It is impos ibl to pr dict whether a d he ex nt to w ich Ai E 5, the Base Index or he un erlying c nstituents of t e ase I dex ill ield posi ive or ne at ve result . AiPEX5 ad us s i s p su the ase I dex b sed on h storic l e onomic rela ionships which ma n t hold true in the Future levels of SOFR ay bear ittle or no r lation to th hist rical lev l of SOFR. h future performance of S F is impo si le to re ict and t er fo e o fut re performanc of SOFR may be inferr d ro any hypothe ical o a tu l ist ri al pe formanc data Hypothetical or actual histor cal p rf rman e da a are n t nd ca ive o t e fu ur performance of SOFR. futu e. and ou should s ek your w advice a n cessary assess AiPEX5, the Ba e Index r spective egies. AiP X history. a d th B se Inde er r centl l unch d an hav limited operating The Base Index selects and wei ht its und rl in c n tit e ts ba e o A models the strategies and views implicit in such m d ls and in the B se Inde a e no guaranteed to succeed. AiP X5 w s l unch d n a 4, 2020 an therefor h s limited hi tor cal performance. The Ba e I dex has lso re en ly lau ch d nd ha si il rly lim te hi torica performance. As a re ult li ited a tu l historic l p rform nce i forma io is va lable r y in maki g an nd pend nt invest gation of Ai EX5, hich may a it more difcult for you to va ua the his ori al perfor a ce of Ai EX5 and make an nformed investment decisio than wo ld be he ca e i AiPE 5 nd th B se Index ad a l nger trading history. The strategy of the AI models, nd th re or t e a e Ind x, is no g ar n ed to b successful. It is impossible to pr di t h th r nd the tent to which any nderl in constituents of the Base Index will yi ld po iti e r neg tive r sults. Hyp th tical ac -tested perf r an e rior the l un h f iP X5 and the Base Index provided i t is br ch re re er t simulat d er or a ce data created by applying AiP X5’s and he Ba e Ind x’s calcul tion et odolo ie to historical prices of the equities that co prise th B se In ex an S F or, prior to pr l 2, 2018, the Federal Funds Rate (as escri ed in the Ai E 5 ind x ui eli e va lable n ol ctive AG’s website). Such sim la d er or a ce da a as be n ro uced by the re roacti test d etho ol gy in indsight, nd m y give more re erenc towards equities that have perf r ed w ll i the past H po he ical b ck-tested re ults a e neither an indicator nor a The method by which the Base Index re eigh s t e un erlyi g co st tu nts and th reallocation period may negativel affect t e lev l of t e a e Ind x. The underlying constituents are revie e a d th B se In ex is ebal nced m nthly At the end of each month, the AI models re used to re al ul te th AI sco es fo scores are use by t e ndex sp n or to selec and weight the underlying constituents, su ject o weight of each underlying constituent cte ss l w r re determine c n tr ints. h el ible o s a is a pl cable b sed n th gutor f e r sults. liquidity of such underlying) and any excess ei h is all c te t t e iShares® 1-Year Treasury Bond ETF (“the ETF Constituen ”). The lloca io r le , i cl di g th The hy ot etical ba k-tested pe forma ce of Ai E 5 rior to May 4, 2020 cannot fully reaect he ac ual re ults t at would have ccurr d ad Ai EX5 actually been calculated duri g ha p riod, nd s ou d ot be rel ed upon as an perf r an e. A lon er his or of actua p rform nce could be helpful in providing more reliable in rmati n n hi h a sess iPEX . the ase d x’ exposu e ositi l performing underlying constituents or in athe In x’ xpo t negatively performing underlying constituents, n may re ul in lower r tu ns o the Base Index. AiP X may ot appr xi ate t e ar et Volatilit . The Base Index is exposed to equity risk, inc udin f o companies. i -c pi alizatio No ass ra ce ca b gi en th t A PEX5 wil m intain a realized volatility that approximates the ar et Vol tility, nd th a tu l realized vol tili y of AiPEX5 may be greater or less than the ar et Volatil ty. Ai EX5 see s maintai a ealized volatility approximately equal to the Tar et Vo atility of % by re al ncing its ex osures to the Base Index on each day bas d n two m as re o realiz d ol tili y. o exhibited by a y uc mea ur s ill contin e in the future. The Base Index is linked to the performance of the und rlying constitu nt , hi h incl d U.S. large-capitalization and mid-capitalization stocks. The lev l of t e Ba e nd x ca rlyi g co sti uents, s ch a stoc price volatility, earnings and nancial conditions, corp ra , indus ry and eg la r developments, management changes and decisions and oth r eve ts, as w ll s eneral market factors, such as general market volatility and levels, ntere t r te a d ec nomi and political conditions. The vo ati ity-ta getin f at re m y cau e ma et conditio s. Changes in U.S. Treasury rates and the perceived credi w rt ines o the nite States may affect the level of the Base Index. AiP X5 all cates ex osure to he Ba e Ind x based on two measures of realized volatility. Realize v latilit is no the same as i plied volatility, which is an estimation of future vola ilit , a d a bette re ect mark t volatility expectation. Because exposure is adjusted bas d n ist ric le els and tren s, AiPEX5 may not meaningfully reduce its exposure to the ase I dex u til a dow -t rn has alr doe take ffect, the re overy m y have already begun. Because the value of the Base Index is linked, in part, to the ETF Co st tu nt which track s ay affec the l vel o the Base Index. AiP X varies it e posu e t t e may be li it d nd th p rf r ance of AiPEX5 may be adversely affected. The exposures to the underlying constituents are purely notional and will is s lely i the records maintained by or on behalf of Solactive AG. There is no actual p rt li o assets to which any person is entitled or in which any person has any ow er hi inter st Consequently, you will not have any claim against any of the underlying as ets t at ar referenced by AiPEX5 or the Base Index. AiP X5, o each da on w ich it is calculated, adjusts its exposure to the Base Index in an atte p to maint in a historic l volatility approximately equal to the Target Volatility. If the exp sure to a Inde is less than 100%, AiPEX5 will include an uninvested position that do s ot ar inter st or ny other return. AiPEX5 may include an uninvested position eve w en th B se In ex is a si ilar index th t doe not include an uninvested position. Solactive AG administers, calculates and publishes AiPEX5 and the Bas I dex. The pe fo m nce o AiPE and th e b dded ad ustment factor. g iP X o the Base Index have occurred including, but not limited to, events affecting the re renc rate or the underlying equity constituents of the Base Index. AiP X5 is an x return index. The return of AiPEX5 is determined by reference to the perf r an e f t e ase Index (as adjusted based on the applicable exposure) in excess of the er or ance of a reference rate, SOFR. The level of AiPEX5 also reaects an embedded adjust en fa to of 0.85% per annum, deducted daily. The performance of the reference rate an t e m ed perf r an e nd increase any negative performance of the Base Index. As a result, any retu n n iPEX may be reduced or eliminated. When AiPEX5 is uninvested (i.e. the exp su e the Base Index is less than 100%), the negative effect of the embedded adjust en fa tor will be magnied, and the return on AiPEX5 may be negative even while the lev l o th Base Index increases. Potential investors in any nancial instrument of which AiPEX5 or the Base Inde i a underlying need to be aware that any determination or calculation made by Solactiv may affect the level of AiPEX5 or the Base Index, as applicable, and, as appropriate, th In ex Solactive AG has no obligation to consider the interest of investors in any such instrum nt when making any determination or calculation. Such discretion in the decisions take b Solactive AG (in the absence of manifest or proven error) are binding on all investors an holders of such instruments. The level of the Base Index, and therefore AiPEX5, may be determined by referenc to the SPDR® S&P 500® ETF (“SPY”) if the AI models become unavailable. Any chan es to SOFR may adversely affect the level of AiPEX5. A di conti uance of SOFR or a change in its method of calculation could have a material adv rs ef In the event that EquBot Inc., the provider of the AI models, no longer provides the selected as the sole underlying constituent of the Base Index with a weight of 100%. In such an event, the value of the Base Index, and therefore AiPEX5, will be determined by reference to SPY. SOFR as a very limited history, and its historical performance is not indicative of future performance.

Disclosure

HSBC USA Inc. and HSBC Bank USA, N.A. (together, "HSBC"), are members of the HSBC Group. Any member of the HSBC Group may from time to time underwrite, make a market or otherwise buy and sell, as principal, structured investments, or together with their directors, officers and employers may have either long or short positions in the structured investments, or stocks, commodities or currencies to which the structured investments are linked, or may perform or seek to perform investment banking services for those linked assets mentioned herein. These activities may be in conflict with the interests of investors of debt obligations or certificates of deposit issued by members of the HSBC Group.

The Index may be partially uninvested. The strategy tracks the excess return of a notional dynamic basket of equities and cash over the Secured Overnight Financing Rate ("SOFR") accrued daily. The weight of a Cash Investment (if any) for a Monthly Reference Portfolio at any given time represents the portion of the Monthly Reference Portfolio that is uninvested in the applicable equity basket at that time. As such, any allocation to a Cash Investment within the Index, which also accrues at SOFR, will not affect the level of the Index. The Index will reflect no return for any uninvested portion (i.e., any portion represented by a Cash Investment). Accordingly, to the extent that the Index is allocated to the Cash Investment, it may not reflect the full increase of any relevant equity component. Under certain circumstances, the Index may be 100% allocated to the Cash Investment.

Important Disclaimer Information

This brochure is for informational purposes only and intended to provide a general overview of the Index and does not provide the terms of any specific issuance of structured investments. The material presented does not constitute and should not be construed as a recommendation to enter into a securities or derivatives transaction. Prior to any decision to invest in a specific structured investment, investors should carefully review the disclosure documents for such issuance which contains a detailed explanation of the terms of the issuance as well as the risks, tax treatment and other relevant information.

Investing in financial instruments linked to the Index is not equivalent to a direct investment in any part of the Index. Investments linked to the Index require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This brochure contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness and we are not obligated to update any market data presented in this brochure. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the investments mentioned in this brochure or in options, futures or other derivatives based thereon. This brochure discusses a number of different HSBC entities and you should fully inform yourself about the specific HSBC issuer prior to making any investment in its debt obligations or certificates of deposit. HSBC Holdings plc, HSBC North America Holdings Inc. and other affiliated entities are not liable for any of the obligations of HSBC USA Inc. or HSBC Bank USA, N.A.

HSBC USA Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission for any offering to which this free writing prospectus may relate. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and any related offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in the related offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

Solactive AG

Solactive AG is the administrator and calculation agent of the Index. The financial instruments that are based on the Index are not sponsored, endorsed, promoted or sold by Solactive AG in any way and Solactive AG makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the financial instruments; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive AG does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Solactive AG reserves the right to change the methods of calculation or publication and Solactive AG shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive AG shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.

Use of Simulated Returns

The Index was launched on May 4, 2020 and therefore has limited historical performance. The Base Index has also recently launched and has similarly limited historical performance. As a result, limited actual historical performance information is available for you to consider in making an independent investigation of the Index, which may make it difficult for you to evaluate the historical performance of the Index and make an informed investment decision than would be the case if the Index and the Base Index had a longer trading history.

Hypothetical back-tested performance prior to the launch of the Index and the Base Index provided in this brochure refers to simulated performance data created by applying the Index and the Base Index's calculation methodologies to historical prices of the underlying constituents and the reference rate. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards underlying constituents that have performed well in the past. Hypothetical back-tested results are neither an indicator nor a guarantor of future results.

The hypothetical back-tested performance of the Index prior to May 4, 2020 cannot fully reflect the actual results that would have occurred had the Index actually been calculated during that period, and should not be relied upon as an indication of the Index's future performance. Because of the lack of actual historical performance data, your investment in any structured investment linked to the Index may involve a greater risk than investing in a security or other instrument linked to one or more indices with an established record of performance.

HSBC operates in various jurisdictions through its affiliates, including, but not limited to, HSBC Securities (USA) Inc., member of NYSE, FINRA and SIPC.

© 2020 HSBC USA Inc. All rights reserved.

All Sources: Solactive, EquBot, HSBC, Bloomberg, from 6/1/2010 to 6/30/2020

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